Exhibit 99.1

For further information:

Investor Relations (416) 947-1212

AGNICO EAGLE COMPLETES NI 43-101 TECHNICAL REPORT ON

THE MEADOWBANK GOLD COMPLEX IN NUNAVUT

Toronto (March 22, 2018) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) has completed and filed with Canadian securities regulators a National Instrument 43-101 technical report on the mineral resources and mineral reserves at the Meadowbank Gold Complex, including the Amaruq Satellite Project.  The technical report has an effective date of February 14, 2018 and is available on www.sedar.com under Agnico Eagle’s profile.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:	416-947-1212
Fax:	416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.